SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13e-3

                TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE
            SECURITIES EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER

                            GLOBUS GROWTH GROUP, INC.
                                (NAME OF ISSUER)

                            GLOBUS GROWTH GROUP, INC.
                        (NAME OF PERSON FILING STATEMENT)

                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                   379580 10 3
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                Stephen E. Globus
                            Globus Growth Group, Inc.
                               44 West 24th Street
                               New York, NY 10010
                                 (212) 243-1000

     This statement is filed in connection with:

(A)[x] The filing of solicitation materials subject to Regulation 14A under the Securities Exchange Act of 1934

(B)[ ]   The filing of a registration statement under the Securities Act of 1933

(C)[ ]   A tender offer

(D)[ ]   None of the above

     Check the following box if the soliciting materials referred to checking box (A) above are preliminary copies: [x]

     Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                          Calculation of the Filing Fee

                                                    Transaction Valuation: 7,746
                                                    Amount of Filing Fee:  $1.55

     (Calculated by multiplying the number of shares outstanding, 2,347,257, by 1/3rd of the par value of the common stock, multiplied by .0002.)

     [ ] Check the box if any part of the fee as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

Item 1. Summary Term Sheet

     This Schedule 13E-3 is being provided to shareholders of Globus Growth Group, Inc. (referred to throughout as "us" or "we") along with a proxy statement on Schedule 14A. For particular details of the transaction, please refer to the proxy statement and related exhibits attached hereto.

     The transaction described in the accompanying proxy statement involves a 1:500,000 reverse split of our common stock, with the resulting fractional interests of our common stock being then exchanged for scrip certificates entitling the holder(s) to a pro rata share of any liquidating dividends or distributions made by us. We are also making changes to our certificate of incorporation to reduce our authorized capital. Item 12 of the accompanying proxy statement contains a more detailed description of the transactions and the reasons for the transaction.

     Holders representing 79.11% of the votes entitled to be cast at the meeting of shareholders referenced in the proxy statement have indicated they will be voting in favor of the transactions described in such proxy statement. This is a sufficient number to effect these transactions.

Item 2. Subject Company Information

     The complete mailing address, including zip code, of our principal executive offices is: 44 West 24th Street, New York, NY 10010, and our telephone number is (212) 243-1000.

     As of September 1, 2001, we had 2,347,257 shares of common stock outstanding.

     There is no established trading market for our common stock, which has not traded in over thirty months.

     No dividends have been paid on the common stock in the last two years. No public offerings of common stock have been made in the last two years. We have not purchased any of our common stock in the last two years.

Item 3. Identity and Background of Filing Person

     We are the filing person for this Schedule 13E-3, and our information is set forth in Item 2 of this Schedule 13E-3, above.

     We are an entity formed under the laws of the state of New York, primarily engaged as a business development corporation, making investments in small businesses.

     We have not been involved in any criminal, judicial or administrative proceedings in the last five years.

Item 4. Terms of the Transaction

     We refer readers to Item 12 of the accompanying proxy statement, which details the terms of the transaction, as well as the background and reasons for the transaction. We note in particular the fact that there are no appraisal rights relating to the transaction, as is stated in Item 3 of the accompanying proxy statement.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

     Not applicable.

Item 6. Purposes of the Transaction and Plans or Proposals.

     We refer readers to Item 12 of the accompanying proxy statement, which details the terms of the transaction, as well as the background and reasons for the transaction.

Item 7. Purposes, Alternatives, Reasons and Effects

     We refer readers to Item 12 of the accompanying proxy statement, which details the terms of the transaction, as well as the background and reasons for the transaction.

Item 8. Fairness of the Transaction

     Management believes that the transaction described in the proxy statement is fair to unaffiliated security holders. No director dissented or abstained from voting on the transaction.

     Our belief that the transaction is fair to unaffiliated security holders is based primarily on the view that, given our current financial condition (described in Item 12 of the accompanying proxy statement), the transactions in question afford the best chance to effect a significant reduction in our cost structure, thus ensuring that as we liquidate our portfolio of investments, more money is distributed to shareholders. The issuance of scrip certificates ensures that unaffiliated shareholders will get a pro rata share of any liquidating dividends or distributions. Our belief is also based on a total lack of trading in our common stock over the last thirty months, and the lack of any offers from unaffiliated persons for our common stock.

     The transaction is not structured so that the approval of at least a majority of unaffiliated security holders is required. We do not have any unaffiliated directors on our board of directors. As noted below in Item 9 of this Schedule 13E-3, we did not receive any reports, opinions, or appraisals with reference to this transaction.

Item 9. Reports, Opinions, Appraisals and Negotiations

     We did not receive any report, opinion or appraisal from an outside party that is materially related to the transaction described in the accompanying proxy statement.

Item 10. Source and Amount of Funds or Other Consideration

     The funds used for the transaction are from our cash on hand. We estimate that the cost of effecting the transaction will be $30,000, of which $25,000 is estimated to be legal fees and expenses and $5,000 is estimated to be the costs of printing and distributing the proxy statement and related documents.

     There are no conditions to this financing, and none of the funds will be borrowed.

Item 11. Interest in Securities of the Subject Company

     There has been no trading in our securities over the last thirty months. For a statement of the principal owners of our common stock, please refer to
Item 5 of the accompanying proxy statement.

Item 12. The Solicitation or Recommendation

     As noted in the proxy statement, the holders of approximately 79.11% of our common stock, representing the common stock owned by all of our directors, officers, and holders of greater than 5% of our common stock, have indicated that they intend to vote for this transaction.

Item 13. Financial Statements

     As is noted in Item 13 of the accompanying proxy statement, the proxy statement will be accompanied by our filings with the Securities and Exchange Commission on Form 10-K and Form 10-Q, which will contain the requisite financial information.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

     We will be using corporate funds, and our corporate officers, to effect these transactions. We have not retained any agents for solicitation.

Item 15. Additional Information

     None.

Item 16. Exhibits

     The proxy statement (including exhibits thereto), which will be supplied to security holders with this Schedule 13E-3, is incorporated by reference from its previous filing with the Securities and Exchange Commission.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


GLOBUS GROWTH GROUP, INC.

By: /s/ Stephen E. Globus, Chairman
      Stephen E. Globus, Chairman

Date: September 25, 2001